Exhibit 99.2

PyroGenesis Canada Inc.

Condensed Consolidated Interim

Financial Statements

As at March 31, 2023 and for the three-month period ended March 31, 2023 and 2022

(Unaudited)

March 31, 2023.

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

(In Canadian dollars)

	Notes	March 31,	December 31,
		2023	2022
		$	$
Assets
Current assets
Cash		1,887,021	3,445,649
Accounts receivable	6	14,914,085	18,624,631
Costs and profits in excess of billings on uncompleted contracts	7	1,193,968	1,051,297
Inventory	15	1,823,134	1,876,411
Investment tax credits receivable	8	189,376	276,404
Income taxes receivable		16,470	14,169
Current portion of deposits		498,314	432,550
Current portion of royalties receivable		468,980	455,556
Contract assets		474,314	499,912
Prepaid expenses		665,695	771,603
Total current assets		22,131,357	27,448,182
Non-current assets
Deposits		46,272	46,053
Strategic investments	9	6,211,505	6,242,634
Property and equipment		3,278,388	3,393,452
Right-of-use assets		4,662,383	4,818,744
Royalties receivable		980,291	952,230
Intangible assets		1,919,121	2,104,848
Goodwill		2,660,607	2,660,607
Total assets		41,889,924	47,666,750
Liabilities
Current liabilities
Bank indebtedness		1,087,253	991,902
Accounts payable and accrued liabilities	10	7,483,627	10,115,870
Billings in excess of costs and profits on uncompleted contracts	11	7,874,489	9,670,993
Current portion of term loans	12	61,521	69,917
Current portion of lease liabilities		2,679,987	2,672,212
Balance due on business combination		1,968,922	2,088,977
Income taxes payable		188,633	187,602
Total current liabilities		21,344,432	25,797,473
Non-current liabilities
Lease liabilities		2,755,768	2,861,482
Term loans	12	328,336	320,070
Balance due on business combination		801,436	1,818,798
Total liabilities		25,229,972	30,797,823
Shareholders’ equity	13
Common shares		90,443,706	85,483,223
Warrants		223,200	223,200
Contributed surplus		25,535,122	24,546,960
Accumulated other comprehensive income		(18,611)	402
Deficit		(99,523,465)	(93,384,858)
Total shareholders’ equity		16,659,952	16,868,927
Total liabilities and shareholders’ equity		41,889,924	47,666,750

The accompanying notes form an integral part of the condensed consolidated interim financial statements.
Contingent liabilities, Note 20

Q1 2023	PyroGenesis Canada Inc.	1

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited)

(In Canadian dollars)

		Three months ended March 31,
	Notes	2023	2022
		$	$
Revenues	5	2,591,622	4,206,762
Cost of sales and services	15	2,065,049	3,155,039
Gross profit		526,573	1,051,723

Expenses
Selling, general and administrative	15	7,557,108	5,612,368
Research and development, net		323,216	482,432
		7,880,324	6,094,800
Net loss from operations		(7,353,751)	(5,043,077)
Changes in fair value of strategic investments	9	300,891	1,176,755
Finance income (costs), net	16	914,253	(183,900)

Net loss before income taxes		(6,138,607)	(4,050,222)

Income taxes		–	56,553

Net loss		(6,138,607)	(4,106,775)

Other comprehensive income (loss)
Items that will be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on investments in foreign operations
		(19,013)	37,656
Comprehensive loss		(6,157,620)	(4,069,119)

Loss per share
Basic	17	(0.03)	(0.02)
Diluted	17	(0.03)	(0.02)

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q1 2023	PyroGenesis Canada Inc.	2

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

(In Canadian dollars)

						Accumulated
		Number of				other
		common	Common		Contributed	comprehensive
	Notes	shares	shares	Warrants	surplus	income	Deficit	Total
			$	$	$	$	$	$
Balance - December 31, 2022		173,580,395	85,483,223	223,200	24,546,960	402	(93,384,858)	16,868,927
Private placement, net of issuance costs	13	5,000,000	4,960,483	–	–	–	–	4,960,483
Share-based payments	13	–	–	–	988,162	–	–	988,162
Other comprehensive loss for the period		–	–	–	–	(19,013)	–	(19,013)
Net loss		–	–	–	–	–	(6,138,607)	(6,138,607)
Balance – March 31, 2023		178,580,395	90,443,706	223,200	25,535,122	(18,611)	(99,523,465)	16,659,952

Balance - December 31, 2021		170,125,795	82,104,086	–	19,879,055	3,444	(61,217,831)	40,768,754
Share-based payments	13	–	–	–	1,669,630	–	–	1,669,630
Other comprehensive income for the period		–	–	–	–	37,656	–	37,656
Net loss		–	–	–	–	–	(4,106,775)	(4,106,775)
Balance – March 31, 2022		170,125,795	82,104,086	–	21,548,685	41,100	(65,324,606)	38,369,265

The accompanying notes form an integral part of the condensed consolidated interim financial statements.

Q1 2023	PyroGenesis Canada Inc.	3

PyroGenesis Canada Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In Canadian dollars)

	Notes	Three months ended March 31,
		2023	2022
		$	$
Cash flows provided by (used in)
Operating activities
Net loss		(6,138,607)	(4,106,775)
Adjustments for:
Share-based payments	15	988,162	1,669,630
Depreciation of property and equipment	15	160,363	141,095
Depreciation of right-of-use assets	15	156,362	166,224
Amortization and write-off of intangible assets	15	221,752	218,759
Amortization of contract assets		25,598	41,129
Finance costs (income)	16	(914,253)	183,900
Change in fair value of investments		(300,891)	(1,176,755)
Income taxes		–	86,245
Unrealized foreign exchange		(17,814)	34,390
		(5,819,328)	(2,742,158)
Net change to working capital items	14	(711,303)	(5,023,565)
		(6,530,631)	(7,765,723)
Investing activities
Additions to property and equipment		(45,299)	(126,172)
Additions to intangible assets		(36,025)	3,407
Disposal of strategic investments		332,020	1,397,001
		250,696	1,274,236
Financing activities
Bank indebtedness		95,351	943,475
Interest paid		(127,972)	(97,510)
Repayment of term loans		(8,448)	(8,166)
Repayment of lease liabilities		(97,939)	(47,160)
Repayment of balance due on business combination		(100,000)	–
Proceeds from issuance of term loans		–	107,700
Proceeds from private placement, net of issuance costs		4,960,483	–
		4,721,475	898,339

Effect of exchange rate changes on cash denominated in foreign currencies		(168)	3,259

Net decrease in cash and cash equivalents		(1,558,628)	(5,589,889)
Cash and cash equivalents - beginning of period		3,445,649	12,202,513
Cash and cash equivalents - end of period		1,887,021	6,612,624

Supplemental cash flow disclosure
Non-cash transactions:
Purchase of intangible assets included in accounts payable		–	4,038
Purchase of property and equipment included in accounts payable		–	83,697
Interest accretion on and revaluation of balance due on business combination		(1,037,417)	82,973
Accretion interest on royalties receivable		41,485	1,364
Accretion on term loan		8,266	4,781

The accompanying notes form an integral part of the condensed consolidated interim financial statements

Q1 2023	PyroGenesis Canada Inc.	4

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

1.	Nature of operations

PyroGenesis Canada Inc. and its subsidiaries (collectively, the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and sustainable solutions to reduce greenhouse gases. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR”, on NASDAQ in the USA under the symbol "PYR" and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “.

2.	Going concern

These condensed consolidated financial statements have been prepared on the going concern basis, which presumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company is subject to certain risks and uncertainty associated with the achievement of profitable operations such as the successful signing and delivery of contracts and access to adequate financing.

The Company has incurred, in the last years, operating losses and negative cash flows from operations, and as a result, the Company has an accumulated deficit of $99,523,465 as at March 31, 2023, ($93,384,858 as at December 31, 2022). Furthermore, there have been unexpected delays in the collection of certain accounts receivable from contracts closed in a prior year. This has resulted in a shortfall in cash flows from operating activities that would be used in funding the Company’s operations.

As at March 31, 2023, the Company has working capital of $786,925 ($1,650,709 as at December 31, 2022) including cash of $1,887,021 ($3,445,649 as at December 31, 2022). The working capital is net of an allowance for credit losses amounting to $5,725,840 ($5,023,283 as at December 31, 2022) as further described in notes 6 and 7. The Company’s business plan is dependent upon the successful completion of contracts and also the receipt of payments from certain contracts closed in a prior year and expects these payments to be made during fiscal 2023, as well as the achievement of profitable operations through the signing, completion and delivery of additional contracts or a reduction in certain operating expenses. In the absence of this, the Company is dependent upon raising additional funds to finance operations within and beyond the next twelve months. The Company has been successful in securing financing in the past and has relied upon external financing to fund its operations, primarily through the issuance of equity, debt and convertible debentures. The Company completed a private placement in October 2022 for an amount of $1,318,980 and also completed another private placement in March 2023 for net proceeds $4,960,483 (note 13). While the Company has been successful in securing financing, raising additional funds is dependent on a number of factors, some of which are outside the Company’s control, and therefore there is no assurance that it will be able to do so in the future or that these sources will be available to the Company or that they will be available on terms which are acceptable to the Company. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue operating as a going concern.

The condensed consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and to classifications of the assets and liabilities that might be necessary should the Company be unable to achieve its plan and continue in business. If the going concern assumption were not appropriate, adjustments, which could be material, would be necessary to the carrying value of assets and liabilities, the reported expenses, and the classification of items on the condensed consolidated statement of financial position.

3.	Basis of preparation

(a)	Statement of compliance

These financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Statements, as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements do not include all of the necessary information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2022.

Q1 2023	PyroGenesis Canada Inc.	5

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

These financial statements were approved and authorized for issuance by the Board of Directors on May 15, 2023.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of PyroGenesis, Drosrite International LLC and Pyro Green-Gas Inc. The functional currency of Airscience Italia SRL is the Euro whereas the functional currency of Airscience Technologies Private Limited is the Indian rupee.

(c)	Basis of measurement

These financial statements have been prepared on the historical cost basis except for:

(i)	strategic investments which are accounted for at fair value,

(ii)	stock-based payment arrangements, which are measured at fair value on the grant date pursuant to IFRS 2, Share-based Payment; and

(iii)	lease liabilities, which are initially measured at the present value of minimum lease payments

(d)	Basis of consolidation

For financial reporting purposes, subsidiaries are defined as entities controlled by the Company. The Company controls an entity when it has power over the investee; it is exposed to, or has rights to, variable returns from its involvement with the entity; and it has the ability to affect those returns through its power over the entity.

In instances where the Company does not hold a majority of the voting rights, further analysis is performed to determine whether or not the Company has control of the entity. The Company is deemed to have control when, according to the terms of the shareholder’s and/or other agreements, it makes most of the decisions affecting relevant activities.

These consolidated financial statements include the accounts of PyroGenesis and its subsidiaries, Drosrite International LLC and Pyro Green-Gas Inc. and its subsidiaries. Drosrite International LLC is owned by a member of the Company’s key management personnel and close member of the Chief Executive Officer (“CEO”) and controlling shareholder’s family and is deemed to be controlled by the Company. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

The accounting policies disclosed in the December 31, 2022 year-end consolidated financial statements have been applied consistently in the preparation of these condensed consolidated interim financial statements. Finance income (costs) and changes in fair value of strategic investments are excluded from the loss from operations in the consolidated statements of comprehensive loss.

4.	Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2022.

Q1 2023	PyroGenesis Canada Inc.	6

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

5.	Revenues

The following is a summary of the Company’s revenues by product line:

	March 31,	March 31,
	2023	2022
	$	$
Revenue from contracts with customers by product line:
High purity metallurgical grade silicon & solar grade silicon from quartz (PUREVAP™)	527,600	441,605
Aluminium and zinc dross recovery (DROSRITE™)	90,226	900,079
Development and support related to systems supplied to the U.S. Navy	352,103	745,260
Torch-related sales	1,170,748	1,041,709
Refrigerant destruction (SPARC™)	67,847	–
Biogas upgrading and pollution controls	32,895	990,045
Other sales and services	350,203	88,064
	2,591,622	4,206,762

The following is a summary of the Company’s revenues by revenue recognition method:

	March 31,	March 31,
	2023	2022
	$	$
Revenue from contracts with customers:
Sales of goods under long-term contracts recognized over time	2,549,220	3,681,601
Sales of goods at a point of time	42,402	525,161
	2,591,622	4,206,762

See Note 22 for sales by geographic area.

Transaction price allocated to remaining performance obligations

As at March 31, 2023, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $24,499,540 ($26,741,550 as at December 31, 2022). Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

Q1 2023	PyroGenesis Canada Inc.	7

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

6.	Accounts receivable

Details of accounts receivable based on past due terms were as follows:

	March 31,	December 31,
	2023	2022
	$	$
Current	3,704,926	6,578,269
1 – 30 days	30,379	15,959
31 – 60 days	175,198	57,944
61 – 90 days	451,091	718,239
Greater than 90 days	13,562,461	13,790,716
Holdback receivable	1,452,351	1,536,115
Total trade accounts receivable	19,376,406	22,697,242
Allowance for expected credit loss	(5,450,840)	(4,693,283)
Other receivables	353,484	240,560
Sales tax receivable	635,036	380,112
	14,914,085	18,624,631

As at March 31, 2023 the allowance for expected credit loss on trade accounts receivable is $5,450,840 ($4,693,283 as at December 31, 2022). The amount as at March 31, 2023, includes $4,750,000 attributable to one specific customer, whereby the carrying amount has been reduced from $12,799,827 to $8,049,827. The remaining credit allowance is $700,840 and attributable to all other trade accounts, whereby the carrying value was reduced from $6,576,579 to $5,875,739. On the basis of the Company’s expected credit loss policy, the allowance was determined generally by applying a loss rate of 1% on balances 1-30 days past the invoice date, 2% for 31-60 days, 3% for 61-90 days and a minimum of 10% for those beyond 90 days. Specific consideration was applied for situations where the receivable is a holdback on a contract, and also for customers that have exceeded normal payment terms.

The closing balance of the trade receivables credit loss allowance as at March 31, 2023 reconciles with the trade receivables credit loss allowance opening balance as follows:

$
Loss allowance at December 31, 2021	520,000
Loss recognized during the year	4,150,000
Foreign exchange	23,283
Loss allowance at December 31, 2022	4,693,283
Loss recognized during the period	756,000
Foreign exchange	1,557
Loss allowance at March 31, 2023	5,450,840

7.	Costs and profits in excess of billings on uncompleted contracts

As at March 31, 2023, the Company had seventeen contracts with total billings of $15,293,633 which were less than total costs incurred and had recognized cumulative revenue of $16,762,601 since those projects began. This compares with eighteen contracts with total billings of $10,475,299 which were less than total costs incurred and had recognized cumulative revenue of $11,856,596 as at December 31, 2022.

The net amount of $1,193,968 as at March 31, 2023 includes an expected credit loss allowance of $275,000 ($330,000 as at December 31, 2022). On the basis of the Company’s expected credit loss policy, the allowance was determined generally by applying a loss rate of 2% on all balances, and adjusting for specific situations, such as past due customers, whereby the loss rate varied from 25% to 50%.

Q1 2023	PyroGenesis Canada Inc.	8

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

Changes in costs and profits in excess of billings on uncompleted contracts during the three-month period ended March 31, 2023, are explained by $462,099 recognized at the beginning of the period being transferred to accounts receivable, $549,770 resulting from changes in the measure of progress and $55,000 due to the variation of the expected credit loss allowance. The variation for the three-month period ended March 31, 2022, is explained by $104,689 recognized at the beginning of the period being transferred to accounts receivables and $1,045,914 resulting from changes in the measure of progress.

8.	Investment tax credits

An amount recognized in the three-month period ended March 31, 2023, included $19,942 of investment tax credits earned in the period whereby $2,346 was recorded against cost of sales and services, $10,096 against research and development expenses and $7,500 against selling, general and administrative expenses, as well as $169,434 of investment tax credits earned in prior years that met the criteria for recognition in 2022. During the three-month period ended March 31, 2022, the Company earned $10,498 of investment tax credits, whereby $1,829 was recognized against cost of sales and services, $1,169 against research and development expenses and $7,500 against selling, general and administrative expenses.

9.	Strategic investments

	March 31,	December 31,
	2023	2022
	$	$
Beauce Gold Fields (“BGF”) shares – level 1	46,161	56,419
HPQ Silicon Inc. (“HPQ”) shares - level 1	5,316,138	5,415,749
HPQ warrants – level 3	849,206	770,466
	6,211,505	6,242,634

The change in the strategic investments is summarized as follows:

	(“BGF”) shares – level 1		(“HPQ”) shares - level 1		HPQ warrants – level 3
	Quantity	$	Quantity	$	Quantity	$
Balance, December 31, 2021	1,025,794	123,095	26,752,600	12,306,196	9,594,600	2,472,368
Additions	–	–	6,800,000	3,196,000	6,800,000	408,000
Disposed	–	–	(11,447,500)	(3,922,244)	–	–
Change in the fair value	–	(66,676)	–	(6,164,203)	–	(2,109,902)
Balance, December 31, 2022	1,025,794	56,419	22,105,100	5,415,749	16,394,600	770,466
Disposed	–	–	(1,257,500)	(332,020)	–	–
Change in the fair value	–	(10,258)	–	232,409	–	78,740
Balance, March 31, 2023	1,025,794	46,161	20,847,600	5,316,138	16,394,600	849,206

Q1 2023	PyroGenesis Canada Inc.	9

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

At March 31, 2023 and December 31, 2022, the fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

	March 31, 2023				December 31, 2022
Number of warrants	1,200,000	4,394,600	4,000,000	6,800,000	1,200,000	4,394,600	4,000,000	6,800,000
Date of issuance	29-Apr-20	2-Jun-20	3-Sep-20	20-Apr-22	29-Apr-20	2-Jun-20	3-Sep-20	20-Apr-22
Exercise price ($)	0.10	0.10	0.61	0.60	0.10	0.10	0.61	0.60
Assumptions under the Back Sholes model:
Fair value of the shares ($)	0.26	0.26	0.26	0.26	0.25	0.25	0.25	0.25
Risk free interest rate (%)	3.79	3.79	3.79	3.79	4.03	4.03	4.03	4.03
Expected volatility (%)	58.01	51.69	75.55	79.28	80.55	73.74	76.85	74.58
Expected dividend yield	–	–	–	–	–	–	–	–
Contractual remaining life (in months)	1	2	5	13	4	5	8	16

As at March 31, 2023, a gain from initial recognition of the warrants of $201,675 ($280,926 at December 31, 2022) has been deferred off balance sheet until realized.

10.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2023	2022
	$	$
Accounts payable	4,735,085	6,065,996
Accrued liabilities	1,602,022	2,891,053
Sale commissions payable[1]	806,364	904,724
Accounts payable to the controlling shareholder and CEO	340,156	254,097
	7,483,627	10,115,870

1 Sale commissions payable relate to the costs to obtain long-term contracts with clients.

11.	Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $30,186,310 ($37,374,909 as at December 31, 2022).

Payments to date received were $38,060,799 on contracts in progress ($47,045,902 as at December 31, 2022).

Changes in billings in excess of costs and profits on uncompleted contracts during the three-month period ended March 31, 2023, is explained by $1,880,534 recognized at the beginning of the period being recognized as revenue, and a decrease of $84,030 resulting from cash received, excluding amounts recognized as revenue. The variation in billings in excess of costs and profits on uncompleted contracts during the three-month period ended March 31, 2022, is explained by $1,510,567 recognized at the beginning of the period being recognized as revenue, and an increase of $1,186,954 resulting from cash received, excluding amounts recognized as revenue.

Q1 2023	PyroGenesis Canada Inc.	10

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

12.	Term loans

	Economic			Canada
	Development Agency	Other Term	Other Term	Emergency Business
	of Canada Loan[1]	Loans[2]	Loans[3]	Account Loan[4]	Total
	$	$	$	$	$
Balance, December 31, 2022	320,070	11,617	8,300	50,000	389,987
Accretion	8,266	–	–	–	8,266
Payments	–	(3,416)	(4,980)	–	(8,396)
Balance, March 31, 2023	328,336	8,201	3,320	50,000	389,857
Less current portion	–	(8,201)	(3,320)	(50,000)	(61,521)
Balance, March 31, 2023	328,336	–	–	–	328,336

1 Maturing in 2029, non-interest bearing, payable in equal instalments from April 2024 to March 2029.

2 Maturing October 23, 2023 bearing interest at a rate of 6.95% per annum, payable in monthly instalments of $1,200 (including interest in capital) secured by automobile (carrying amount of $7,556 at March 31, 2023).

3 Maturing in May 2023, payable in monthly instalments of $1,660, bearing interest at 7.45%.

4 Loan bearing no interest and no minimum repayment, if repaid by December 2023.

13.	Shareholders’ equity

Common shares and warrants

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value.

Issuance of units

On March 8, 2023, the Company completed a non-brokered private placement consisting of the issuance and sale of 5,000,000 units of the Company at a price of $1.00 per unit, for net proceeds of $4,960,483 (gross proceeds of $5,000,000). Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.25 until March 7, 2025. The entire amount is allocated to the common shares as the fair value of the common shares on March 8, 2023 was $1.38.

Stock options

The Company has a stock option plan authorizing the Board of Directors to grant options to directors, officers, employees and consultants to acquire common shares of the Company at a price computed by reference to the closing market price of the shares of the Company on the business day before the Company notifies the stock exchanges of the grant of the option. The number of shares which may be granted to any one person shall not exceed 5% (2% for consultants) of total share capital over a twelve-month period.

Q1 2023	PyroGenesis Canada Inc.	11

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

The following table sets out the activity in stock options:

		Weighted
	Number of	average
	options	exercise price
		$
Balance – December 31, 2021	8,403,000	3.10
Granted	2,475,000	3.55
Exercised[1]	(2,440,000)	0.58
Forfeited	(242,500)	4.07
Balance, December 31, 2022	8,195,500	3.96
Granted	1,625,000	1.03
Forfeited	(10,000)	4.41
Balance, March 31, 2023	9,810,500	3.47

(1) The weighted fair market value of the share price for options exercised in 2022 was $1.44.

Grants in 2023

The Company granted 150,000 stock options to the President and Chief Executive Officer of the Company, and 500,000 stock options to members of its Board of Directors. The stock options have an exercise price of $1.03 per common share, vest immediately and are exercisable over a period of five (5) years. The Company recorded an expense amounting to $453,204 related to these options in fiscal 2022 as the stock options granted related to the services rendered in 2022, for which there was a shared understanding of the terms and conditions related to such grant prior to the grant date.

The Company also granted 975,000 stock options to employees of the Company. The stock options have an exercise price of $1.03 per common share. The 975,000 options will vest as follows: 10 percent as of the day of the grant, 20 percent at the first anniversary of the date of the grant, 30 percent on the second anniversary of the date of the grant and 40 percent on the third anniversary of the date of the grant. All options mentioned above are exercisable over a period of five (5) years.

Grants in 2022

On January 3, 2022, the Company granted 150,000 stock options to the President and Chief Executive Officer of the Company, and 300,000 stock options to members of its Board of Directors. The stock options have an exercise price of $3.36 per common share, vest immediately and are exercisable over a period of five (5) years.

Q1 2023	PyroGenesis Canada Inc.	12

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

The weighted average fair value of stock options granted for the three-month period ended March 31, 2023, was $0.70 ($2.17 for the three-month period ended March 31, 2022). The weighted average fair value of each option granted was estimated at the grant date for purposes of determining share-based payment expense using the Black-Scholes option pricing model based on the following weighted-average assumptions:

	2023		2022
Number of options granted	650,000	975,000	450,000
Exercise price ($)	1.03	1.03	3.36
Fair value of each option under the Black-Scholes pricing model ($)	0.70	0.70	2.17
Assumptions under the Black-Scholes model:
Fair value of the shares ($)	1.03	1.03	3.36
Risk-free interest rate (%)	3.38	3.38	1.25
Expected volatility (%)	83.15	83.15	82.45
Expected dividend yield	—	—	—
Expected life (number of months)	60	60	60

The underlying expected volatility was determined by reference to historical data of the Company’s share price. No special features inherent to the stock options granted were incorporated into the measurement of fair value.

As at March 31, 2023, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of				Number of	Number of
	stock				stock	stock	Exercise
	options				options	options	price
Issuance date	31-Dec-22	Granted	Exercised	Forfeitures	31-Mar-23	vested [1]	per option	Expiry date
							$
July 3, 2018	300,000	–	–	–	300,000	300,000	0.51	July 3, 2023
September 29, 2019	100,000	–	–	–	100,000	100,000	0.51	September 29, 2024
January 2, 2020	100,000	–	–	–	100,000	100,000	0.45	January 2, 2025
July 16, 2020	2,200,500	–	–	(10,000)	2,190,500	1,770,500	4.41	July 16, 2025
October 26, 2020	50,000	–	–	–	50,000	37,500	4.00	October 26, 2025
April 6, 2021	550,000	–	–	–	550,000	410,000	8.47	April 6, 2026
June 1, 2021	200,000	–	–	–	200,000	100,000	6.59	June 1, 2026
June 14, 2021	100,000	–	–	–	100,000	50,000	6.70	June 14, 2026
October 14, 2021	100,000	–	–	–	100,000	30,000	5.04	October 14, 2026
December 17, 2021	1,920,000	–	–	–	1,920,000	1,920,000	3.13	December 17, 2026
December 31, 2021	100,000	–	–	–	100,000	30,000	3.61	December 31, 2026
January 3, 2022	450,000	–	–	–	450,000	450,000	3.36	January 3, 2027
April 5, 2022	400,000	–	–	–	400,000	40,000	2.96	April 5, 2027
June 2, 2022	1,500,000	–	–	–	1,500,000	375,000	3.88	June 2, 2027
July 13, 2022	125,000	–	–	–	125,000	12,500	2.14	July 13, 2027
January 2, 2023	–	1,625,000	–	–	1,625,000	747,500	1.03	January 2, 2028
	8,195,500	1,625,000	–	(10,000)	9,810,500	6,473,000	3.47

(1) At March 31, 2023, the weighted average exercise price for options outstanding which are exercisable was $3.53.

For the three-month period ended March 31, 2023, a stock-based compensation expense of $988,162 was recorded in Selling, general and administrative expenses in the condensed consolidated statements of comprehensive loss, ($1,669,630 for the three-month period ended March 31, 2022).

At March 31, 2023, an amount of $2,876,240 ($3,184,866 at December 31, 2022) remains to be amortized until January 2026 related to the grant of stock options.

Q1 2023	PyroGenesis Canada Inc.	13

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

Share purchase warrants

The following table reflects the activity in warrants during the period ended March 31, 2023, and the number of issued and outstanding share purchase warrants at March 31, 2023:

	Number of				Number of
	warrants				warrants	Exercise
	Dec 31,				Mar 31,	price per
	2022	Issued	Exercised	Expired	2023	warrant	Expiry date
Issuance of warrants – October 19, 2022	1,014,600	—	—	—	1,014,600	1.75	October 19, 2024
Issuance of warrants – March 7, 2023	—	5,000,000	—	—	5,000,000	1.25	March 7, 2025
	1,014,600	5,000,000	—	—	6,014,600

14.	Supplemental disclosure of cash flow information

	March 31,	March 31,
	2023	2022
	$	$

Accounts receivable	3,710,546	462,589
Costs and profits in excess of billings on uncompleted contracts	(142,671)	(941,225)
Inventory	53,277	(385,571)
Investment tax credits receivable	87,028	45,885
Deposits	(65,983)	(1,061,420)
Prepaid expenses	105,908	(2,180,156)
Accounts payable and accrued liabilities	(2,662,904)	(640,057)
Billings in excess of costs and profits on uncompleted contracts	(1,796,504)	(323,610)
	(711,303)	(5,023,565)

15.	Supplemental disclosure on statements of comprehensive loss

	March 31,	March 31,
	2023	2022
	$	$

Inventories recognized in cost of sales	93,726	212,595
Amortization of intangible assets	221,752	218,759
Depreciation of property and equipment	160,363	142,990
Depreciation of ROU assets	156,362	166,224
Employee benefits	3,458,524	4,380,499
Share-based payments	988,162	1,669,630
Awarded grants	–	39,434

Q1 2023	PyroGenesis Canada Inc.	14

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

16.	Net finance costs (income)

	March 31,	March 31,
	2023	2022
	$	$
Financial expenses
Interest on term loans	361	851
Interest on lease liabilities	93,121	77,465
Interest accretion on and revaluation of balance due on business combination[1]	(1,037,417)	82,973
Penalties and other interest expenses	71,167	23,975
	(872,768)	185,264
Financial income
Accretion interest on royalty receivable	(41,485)	(1,364)
Net finance costs (income)	(914,253)	183,900

1 During the three-month period ended March 31, 2023, the Company’s Italian subsidiary and a customer agreed on the final acceptance of a contract, prior to final completion. As a result, the contract did not attain the agreed milestone in connection with the balance due on business combination, and a reversal of the liability was recorded.

17.	Loss per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding for the three-month period ended March 31:

	2023	2022
	$	$
Weighted average number of common shares outstanding	174,913,728	170,953,374
Weighted average number of diluted shares outstanding	174,913,728	170,953,374

Number of anti-dilutive stock options and warrants excluded from fully diluted earnings per share calculation	15,825,100	6,745,100

18.	Related party transactions

During the three-month period ended March 31, 2023, the Company concluded the following transactions with related parties:

In 2023, rent and property taxes were charged by a trust whose beneficiary is the controlling shareholder and CEO of the Company in the amount of $69,891 ($69,054 for the three-month period ended March 31, 2022).

These expenses are recorded in the captions cost of sales and services and in selling, general and administrative in the consolidated statements of comprehensive loss. As at March 31, 2023 the right-of-use asset and the lease liabilities amount to $732,500 and $815,823 respectively, ($799,090 and $881,635 respectively at December 31, 2022).

A balance due to the controlling shareholder and CEO of the Company amounted to $340,156 at March 31, 2023 ($254,097 at December 31, 2022) and is included in accounts payable and accrued liabilities.

Q1 2023	PyroGenesis Canada Inc.	15

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

The Key Management Personnel of the Company, in accordance with IAS 24, are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	March 31,	March 31,
	2023	2022
	$	$
Salaries – key management	305,457	315,971
Pension contributions	5,657	5,893
Fees – Board of Directors	48,172	20,000
Share-based compensation – officers	29,621	326,074
Share-based compensation – Board of Directors	–	652,147
Other benefits – key management	155,257	6,439
Total compensation	544,164	1,326,524

19.	Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at March 31, 2023 and December 31, 2022 the Company's exposure to foreign exchange risk for amounts denominated in US dollars is as follows:

	March 31,	December 31,
	2023	2022
	$	$
Cash	719,009	2,871,062
Accounts receivable	10,395,044	13,537,912
Accounts payable and accrued liabilities	(1,034,625)	(1,713,717)
Total	10,079,428	14,695,257

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At March 31, 2023, if the US dollar had changed by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss and equity for the three-month period ended March 31, 2023 would have been $1,008,000.

Credit concentration

During the three-month period ended March 31, 2023, three customers accounted for 68% (March 31, 2022 – three customers for 49%) of revenues from operations.

Q1 2023	PyroGenesis Canada Inc.	16

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

	Three months ended March 31,		Three months ended March 31,
	2023		2022
		% of total		% of total
	Revenues	revenues	Revenues	revenues
	$	%	$	%
Customer 1	1,074,888	41	745,260	18
Customer 2	384,119	15	723,571	17
Customer 3	315,850	12	594,142	14
Total	1,774,857	68	2,062,973	49

Two customers accounted for 66% and 20%, respectively (December 31, 2022 – three customers for 56%, 16% and 11%, respectively) of the total trade accounts receivable with amounts owing to the Company of $16,603,323 (2022 - $18,894,727), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at March 31, 2023 represents the carrying amount of cash, accounts receivable (except sales tax receivable), costs and profits in excess of billings on uncompleted contracts, deposits and royalties receivable.

Cash is held with major reputable financial institutions.

Management has established a credit policy under which each new customer is analysed individually for creditworthiness before the Company’s payment and delivery terms and conditions are offered. The Company’s review could include reviewing external ratings, if they are available, financial statements, credit agency information, industry information and in some cases bank references. The Company’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. In monitoring customer credit risk, customers are identified according to their characteristics such as their geographic location, industry, trading history with the Company and existence of previous financial difficulties.

The Company does not generally require collateral or other security from customers on accounts receivable, however, the contract terms may include the possibility of recourse in the event of late payment. The Company believes that there is no unusual exposure associated with the collection of these receivables.

The credit risk associated with costs and profits in excess of billings on uncompleted contracts is similar to that of accounts receivable, as these amounts are accumulated and converted to accounts receivable as invoicing milestones are reached.

The royalties receivable are due from a company in which the Company has a strategic investments. The Company does not have collateral or other security associated with the collection of this receivable. The carrying amount of the royalties receivable have been discounted to reflect the time value of money and credit risk of the counterparty.

The deposits are payments made to suppliers and entities from which the Company leases property. The Company does not have collateral or other security associated with the collection of these deposits. As at March 31, 2023 and December 31, 2022, no loss allowance has been recognized in connection with these deposits and the maximum exposure is the carrying amount of these deposits.

During the three-month period ended March 31, 2023, and the year-end December 31, 2022, provisions for expected credit losses were recorded, however, the accounts provisioned by the loss are still subject to enforcement activity in order to collect the balances due.

Q1 2023	PyroGenesis Canada Inc.	17

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on term loans as those financial instruments bear interest at fixed rates and to cash flow risk from the variable interest rate of the bank indebtedness.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares and warrants of public companies quoted on the TSX Venture Exchange. If equity prices had increased or decreased by 25% as at March 31, 2023, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $1,804,394 (December 31, 2022 - $1,841,484).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The following table summarizes the contractual amounts payable and maturities of financial liabilities and other liabilities at March 31, 2023:

		Total
	Carrying	contractual	Less than
	value	amount	one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Bank indebtedness	1,087,253	1,087,253	1,087,253	–	–	–
Accounts payable and accrued liabilities[1]	6,359,607	6,359,607	6,359,607	–	–	–
Term loans	389,857	511,521	61,521	180,000	180,000	90,000
Balance due on business combination	2,770,358	3,266,700	2,395,580	871,120	–	–
Lease liabilities	5,435,755	6,543,087	2,940,114	1,125,789	642,528	1,834,656
	16,042,830	17,768,168	12,844,075	2,176,909	822,528	1,924,656

1 Accounts payable and accrued liabilities exclude amounts which are not financial liabilities.

At March 31, 2023, the Company's Canadian subsidiary benefits from a line of credit of $500,000, and the Italian subsidiary benefits from a 400,000 Euros ($588,000) line of credit. At March 31, 2023, $500,000 was drawn on the Canadian facility and 399,196 Euros ($587,253) was drawn on the Italian facility. The credit facilities both bear interest at variable rates which is the bank’s prime rate plus 1%, therefore, 7.45% for the Canadian facility and 8% for the Italian facility. There are no imposed financial covenants on the credit facilities.

Fair value of financial instruments

The fair value represents the amount that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are calculated at a specific date taking into consideration assumptions regarding the amounts, the timing of estimated future cash flows and discount rates. Accordingly, due to its approximate and subjective nature, the fair value must not be interpreted as being realizable in an immediate settlement of the financial instruments.

Q1 2023	PyroGenesis Canada Inc.	18

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 — inputs for the asset or liability that are not based on observable market data.

The fair values of cash, trade accounts receivable, other receivables, deposits, bank indebtedness, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term maturities.

Investments in BGF and HPQ shares are valued at quoted market prices and are classified as Level 1.

Royalties receivable are discounted according to their corresponding agreements and are classified as Level 2.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3 (Note 9).

The fair value of the term loans and the balance due on business combination as at March 31, 2023 is determined using the discounted future cash flows method and management's estimates for market interest rates for similar issuances. Accordingly, as a result, their fair market values correspond to their carrying amount. The term loans are classified as level 2 and the balance due on business combination as level 3.

The following table presents the variation of the balance due on business combination:

$
Balance due on business combination at December 31, 2021 - Current and Non-Current	3,952,203
Disbursement	(217,778)
Interest accretion	173,350
Balance due on business combination at December 31, 2022 - Current and Non-Current	3,907,775
Disbursement	(100,000)
Interest accretion on and revaluation of balance due on business combination	(1,037,417)
Balance due on business combination at March 31, 2023 - Current and Non-Current	2,770,358

20.	Contingent liabilities

The Company is currently a party to various legal proceedings. If management believes that a loss arising from these proceedings is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these proceedings is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these proceedings, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

The Company had received a government grant in prior years of approximately $800,000 to assist with the development of a new system of advanced waste treatment systems technology. The grant is potentially repayable at the rate of 3% of any consideration received as a result of the project, for which funding has been received, to a maximum of the actual grant received. This repayment provision will remain in effect until May 30, 2024. The Company abandoned the project in 2011 and accordingly, no amount is expected to be repaid.

21.	Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

Q1 2023	PyroGenesis Canada Inc.	19

PyroGenesis Canada Inc.

Notes to the Condensed Consolidated Interim Financial Statements

As at March 31, 2023 and for the periods ended March 31, 2023 and 2022

(Unaudited)

(In Canadian dollars)

The Company’s primary objectives when managing capital is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

The Company monitors its working capital in order to meet its financial obligations. On March 31, 2023, the Company’s working capital was $786,925 ($1,650,709 at December 31, 2022).

The management of capital includes shareholders’ equity for a total amount of $16,659,952 and term loans of $389,857 ($16,868,927 and $389,987 respectively at December 31, 2022), as well as cash amounting to $1,887,021 ($3,445,649 at December 31, 2022).

There were no significant changes in the Company’s approach during the current three-month period and preceding fiscal year, however, in order to maintain or adjust the capital structure, the Company may issue new shares, sell portions of its strategic investment and periodically purchase its own shares on the open market.

22.	Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors. The Company’s head office is located in Montreal, Quebec. The operations of the Company are located in three geographic areas: Canada, Italy and India.

The following is a summary of the Company’s revenue from external customers, by geography:

	2023	2022
	$	$
Brazil	7,187	122,471
Canada	2,052,670	1,367,792
India	193,539	22,563
Israel	–	6,808
Italy[1]	(395,688)	356,023
Mexico	30,184	176,508
Netherlands	22,368	13,854
New Zealand	67,847	–
Poland	19,457	8,117
Saudi Arabia	60,042	723,571
United States of America	528,982	1,095,738
Vietnam	5,034	309,023
Other	–	4,294
	2,591,622	4,206,762

1 The Q1 2023 revenue attributable to Italy was reduced following the agreement between the Company’s Italian subsidiary and their customer to deliver a project prior to final completion, which resulted in an adjustment to revenue and to costs and profits in excess of billings on uncompleted contracts.

Revenue by product line and revenues recognized by revenue recognition method are presented in Note 5.

Q1 2023	PyroGenesis Canada Inc.	20